Exhibit 99.1

ATIF Holdings Limited Reports Financial Results For The First Six Months of Fiscal Year 2020

SHENZHEN, China, August 4, 2020 – ATIF Holdings Limited (“ATIF”, or the “Company” or “we”), a company providing consulting services to small and medium-sized enterprises in Asia, today announced its financial results for the six months ended January 31, 2020.

Mr. Jun Liu, the Chairman of the Company, commented, “We are pleased to present our financial results for the six months ended January 31, 2020. Recent uncertainties derived from the ongoing trade disputes between China and the United States negatively impacted our revenue for the first half of fiscal year 2020. The outbreak of COVID-19 pandemic, which caused lockdowns, travel restrictions, and closures of businesses, may also negatively impact our results of operations and financial condition to certain extent. Despite the challenges and uncertainties that we faced, in order to diversify our revenue sources for future growth, in April 2020, we acquired 51.2% equity interest in Leaping Group Co., Ltd.(“LGC”), an entity engaged in multi-channel advertising, event planning and execution, film and TV program production, and movie theater operation in China. In addition, from February through June 2020, we entered into four consulting service agreements with customers with a total service fee of $3.8 million to provide public listing related consulting services to them. We believe adding LGC’s services into our existing going public consulting service business will help us generate increased revenue in the near future.”

Financial Highlights for the Six Months Ended January 31, 2020

	For the Six Months Ended January 31,
	2020	2019	% change
Revenues	$573,240	$2,432,765	(76.4)%
Income (loss)from operations	$(3,157,151)	$1,576,241	(300.3)%
Net income (loss)	$(3,046,618)	$1,179,545	(358.3)%
Earnings (loss) per share	$(0.08)	$0.03	(366.7)%

•	Revenues decreased by 76.4% from $2,432,765 for the six months ended January 31, 2019 to $573,240 for the same period ended January 31, 2020, which was primarily attributable to a decreased number of customers for our public listing related consulting services from four customers in the six months ended January 31, 2019 to only one customer in the six months ended January 31, 2020;
•	Loss from operations was $3,157,151 for the six months ended January 31, 2020, representing a change of 300.3% from an income from operations of $1,576,241 for the same period ended January 31, 2019, which was caused by a combined effect of decreased revenues and increased business development expenses incurred to identify potential customers and explore new projects and business opportunities to expand the Company’s business for future growth;
•	Net loss was $3,046,618 for the six months ended January 31, 2020, representing a change of 358.3% from a net income of $1,179,545 for the same period ended January 31, 2019; and
•	Loss per share was $0.08 the six months ended January 31, 2020, representing a change of 366.7% from an earnings per share of $0.03 for the same period ended January 31, 2019.

Financial Results for the Six Months Ended January 31, 2020 and 2019

	For the Six Months Ended January 31,		Change
	2020	2019	Amount	%
Revenues	$573,240	$2,432,765	$(1,859,525)	(76.4)%

Operating expenses:
Selling expenses	2,029,251	385,338	1,643,913	426.6%
General and administrative expenses	1,701,140	471,186	1,229,954	261.0%
Total operating expenses	3,730,391	856,524	2,873,867	335.5%

Income (loss)from operations	(3,157,151)	1,576,241	(4,733,392)	(300.3)%

Other income (expenses):
Interest (expenses) income, net	(1,588)	1,142	(2,730)	(239.1)%
Other income, net	60,014	21,300	38,714	181.8%
Total other income	58,426	22,442	35,984	160.3%

Income (loss) before income taxes	(3,098,725)	1,598,683	(4,697,408)	(293.8)%
Provision for income taxes	(52,107)	419,138	(471,245)	(112.4)%
Net income (loss)	$(3,046,618)	$1,179,545	$(4,226,163)	(358.3)%

Revenues

Our total revenue decreased by $1,859,525, or 76.4%, from $2,432,765 for the six months ended January 31, 2019 to $573,240 for the six months ended January 31, 2020, which was primarily attributable to decreased going public consulting services provided to customers. Our consulting services that are provided to our customers include but are not limited to due diligence, market information collection and analysis, business planning, pre-listing education and tutoring, legal structure re-organization advisory services, auditing and legal firms recommendation, investors referral and pre-listing financing coordination, as well as follow-up services. Due to the recent intense tariff issues between the United States (“U.S.”) and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets, increasingly more and more Chinese companies are putting off or slowing down their plans for U.S listings due to these uncertainties. As a result, our potential customers’ perception and confidence to go public through initial public offerings (“IPOs”) in the United States has been negatively impacted, which has led to a reduced number of customers engaged with us for public listing related consulting services. For the six months ended January 31, 2020, we provided going public consulting services to one customer, as compared to four customers for the six months ended January 31, 2019.

Given the uncertainty arising from the current intense relationship between China and the United States, plus tightened U.S. legislation and public listing rules to curb IPOs by small Chinese companies to access the United States capital market, we anticipate our limited revenue growth from our consulting services and our continuous operating net loss in the near terms. However, we have recently established new branch offices in Hong Kong and the United States to increase our exposure, and we also plan to hire more specialized and talented employees in order to provide better services to our customers in the future. We believe our competitive strengths, including but not limited to, highly qualified professional service team with extensive experience in going public and consulting services, recognition and reputation of our services achieved from our previous success helping our clients going public, established long-term professional relationships with a group of well-known third-party professional providers both domestically and in the U.S, and established long-term cooperation relationships with local chambers of commerce and associations, will help us develop more customers for our consulting services to generate increased revenue in the long run.

Also, in April 2020, we acquired 51.2% equity interest in LGC Group Co, Ltd.(“LGC”), an entity engaged in multi-channel advertising, event planning and execution, film and TV program production, and movie theater operation in the PRC. Although LGC’s movie theater operations was limited during the period from April to date because most of the movie theaters in China remained closed or struggled to draw crowds as a result of government operating restrictions, from a long-term growth perspective, we still anticipate the acquisition of LGC will diversify our revenue source for our future growth (see “ Recent Development” below for details).

Selling expenses

Our selling expenses primarily consisted of outsourced service fees charged by third-party service providers, business development expenses, referral commissions, salary and welfare expenses of our business development team, and business travel expenses.

For the six months ended January 31, 2020, our selling expenses was $2,029,251, representing an increase of $1,643,913, or 426.6%, from $385,338 for the six months ended January 31, 2019. The increase of selling expenses was mainly attributable to an increase of $1,103,333 in business development expenses paid to third parties to help us to identify and refer new customers to us; an increase of $209,126 in outsourced professional service fees in connection with the due diligence works performed for our new customers and potential business projects, , an increase of $191,796 in commissions paid to a third party individual who referred Sino-fortune Securities Limited to us as an acquisition target (the intended acquisition transaction was terminated in June 2020, see “ Recent Development” below for details), and an increase of $105,516 in salary and welfare expenses as we recently hired 10 new employees for our business development department in order to better serve our new customers in the coming months.

General and administrative expenses

Our general and administrative expenses primarily consisted of salary and welfare expenses of management and administrative team, office expenses, operating lease expenses, bad debt expense and professional fees such as audit and legal fees.

For the six months ended January 31, 2020, our general and administrative expenses was $1,701,140, representing an increase of $1,229,954, or 261.0%, from $471,186 for the six months ended January 31, 2019. The increase was mainly due to an increase of $156,789 in salary and welfare expenses because we hired several employees for our newly established Hong Kong office, an increase of $176,307 in office expenses because we opened our new headquarter office in Los Angeles (“LA”), an increase of $72,878 in office rental expenses because we leased two new offices in LA and Hong Kong to expand our business in North America and Hong Kong, an increase of $214,415 consulting expenses as we engaged a third party consulting firm to provide advisory services for our business expansion in North America, and an increase of provision for doubtful allowance of $238,738 because we provided doubtful allowance for one customer who suspended its IPO process and we determined that the collection of the outstanding accounts receivable from this customer became remote.

Other income, net

For the six months ended January 31, 2020, we had net other income of $60,014 which was primarily comprised of an investment gain of $14,900 from purchase of common stock of other public companies as trading securities , and an investment income of $43,736 earned from  a long-term life insurance investment we purchased from Manulife (International) Limited since July 2019.

For the six months ended January 31, 2019, we had net other income of $21,300, representing tax refund from local government authority, and subsequent bad debt collection after write-off provision.

Provision for income taxes

Under the current laws of the British Virgin Islands (“BVI”), ATIF Holdings Limited (“ATIF”) is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

ATIF Limited (“ATIF HK”), a wholly owned subsidiary of ATIF, is incorporated in Hong Kong and is subject to Hong Kong profits tax at a rate of 16.5%. However, it did not have any assessable profits arising in or derived from Hong Kong for the six months ended January 31, 2020 and 2019 and accordingly no provision for Hong Kong profits tax had been made in these periods.

Huaya Consultant (Shenzhen) Co., Ltd. (“Huaya”), a wholly owned subsidiary of ATIF HK, and Qianhai Asia Era (Shenzhen) International Financial Service Co., Ltd. (“Qianhai”), a variable interest entity of ATIF, were both incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%.

Our provision for income taxes changed from an income tax expense of $419,138 for the six months ended January 31, 2019 to an income tax benefits of $52,107 for the same period ended January 31, 2020. For the six months ended January 31, 2020, we incurred a net operating loss, and thus we incurred current income tax expenses of $nil and received deferred tax benefits of $52,107 arising from temporary difference of doubtful allowance. For the six months ended January 31, 2019, we made profits and incurred current income tax expenses of $419,138.

Net Income (loss)

As a result of the foregoing, we reported a net loss of $3,046,618 for the six months ended January 31, 2020, as compared with a net income of $1,179,545 for the six months ended January 31, 2019.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, working capital loans from our major shareholders, and proceeds from our initial public offering completed in 2019. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

As reflected in our condensed consolidated financial statements, our revenue decreased from approximately $2.4 million in the six months ended January 31, 2019 to approximately $0.57 million in the six months ended January 31, 2020 due to decreased number of customers for our public listing related consulting services. Cash flows from operating activities was a cash outflows of approximately $2.8 million for the six months ended January 31, 2020. In addition, in December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly throughout China and worldwide, which has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties and challenges resulting from the COVID-19 outbreak, we temporarily closed our facilities and operations to until early March 2020. During this temporary business closure period, there was limited support from our employees and reduced customer demand for our public listing consulting services. As a result, our revenue and operating cash flows for fiscal year 2020 may be lower than expected.

In assessing our liquidity, we monitor and analyze our cash on hand, and our ability to generate sufficient cash flow in the future to support our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations.

As of January 31, 2020, we had cash of $2,332,626, we also had outstanding accounts receivable of approximately $1.0 million, of which approximately $0.9 million or 90% has been subsequently settled in connection with our acquisition of LGC as disclosed below. We had an acquisition deposit of approximately $0.2 million related to our intended acquisition of Sino-fortune as disclosed below, and we substantially collected the acquisition deposit upon the termination of the acquisition of Sino-fortune in June 2020. As a of January 31, 2020, we also had approximately $1.3 million invested in a life insurance contract, which is highly liquid at our discretion. As of January 31, 2020, we had positive working capital of $5,350,073. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our service contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

From February to June 2020, we entered into four new consulting service agreements with customers with a total service fees of $3.8 million to provide public listing related consulting services to these customers. However, due to the recent intense tariff issue between the United States and China which has become more fragile as a result of the outbreak and spread of COVID-19, plus tightened U.S. legislation and public listing rules to curb small Chinese companies from access to the United States capital market, it is hard to predict whether we can timely provide public going related consulting services to these customers and substantially recognize such service fees as revenue within the next 12 months from the date of this filing. In addition, although we acquired a 51.2% equity interest in LGC Group Co., Ltd.(“LGC”) in April 2020 and expect to diversify our revenue streams in multi-channel advertising, event planning and execution, film and TV program production, and movie theater operation going forward, due to the outbreak and spread of COVID-19, LGC’s movie theater operations was limited during the period from April to date because most of the movie theaters in China remained closed or struggled to draw crowds as a result of government operating restrictions. It is unlikely for us to generate increased revenue source from LGC’s multi-channel advertising and movie theater operations within the next 12 months.

Currently, we are working to improve our liquidity and capital sources. In order to fully implement our business plan and sustain continued growth, we may also seek equity financing from outside investors. At the present time, however, we do not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above reasons, there is a substantial doubt about our ability to continue as a going concern for the next 12 months from the date of this filing.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash, and cash equivalents are denominated in RMB. Due to the PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars, we may have difficulty distributing any dividends outside of China.

We have not declared nor paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our restricted net assets as of January 31, 2020.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operations.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Six Months Ended January 31,
	2020	2019
Net cash used in operating activities	(2,773,171)	(1,151,560)
Net cash (used in) provided by investing activities	(1,305,570)	2,272,032
Net cash used in financing activities	-	(31,104)
Effect of exchange rate changes on cash and cash equivalents	(48,335)	(292,800)
Net (decrease) increase in cash	(4,291,976)	796,568
Cash and cash equivalents, beginning of period	6,459,702	72,695
Cash and cash equivalents, end of period	$2,332,626	$869,533

Operating Activities

Net cash used in operating activities was $2,773,171 for the six months ended January 31, 2020, mainly derived from (i) net loss of $3,046,618 for the six months ended January 31, 2020, adjusted for noncash provision for doubtful accounts of $238,738 and amortization of right-of-use assets of $203,454, and (ii) net changes in our operating assets and liabilities, principally comprising of a decrease in accounts receivable of $208,763 because of the collection of consulting service fees from one customer after we completed the consulting services based on contract terms; a decrease in deferred revenue of $231,640 because we recognized the same amount as revenue when our consulting services have been rendered to customers and our performance obligations have been satisfied, and an increase in our operating lease liabilities of $203,454..

Net cash used in operating activities was $1,151,560 for the six months ended January 31, 2019, mainly derived from (i) net income of $1,179,545 for the six months ended January 31, 2019, and (ii) net changes in our operating assets and liabilities, principally comprising of an increase in accounts receivable of $1,277,693 because of an increase of outstanding balances due from three customers; an increase in deferred IPO costs of $466,128 which were recorded as deferred expenses and subsequently accounted for as a reduction against IPO proceeds upon our successful IPO in April 2019; and an increase in prepaid expenses and other current assets of $676,084 because we prepaid RMB 5.0 million (equivalent of $727,421) to one third party vendor for the identification and referral of new customers to us.

Investing Activities

Net cash used in investing activities amounted to $1,305,570 for the six months ended January 31, 2020, which primarily included the purchase of property and equipment of $144,008 for our newly established offices in Hong Kong and the United States, loans receivable of $942,914 advanced to LGC to support LGC’s intended IPO by itself, which has been subsequently settled in connection with our acquisition of LGC in April 2020, and an acquisition deposit of $218,648 for our intended acquisition of Sino-fortune, which has been subsequently collected upon the termination of the intended acquisition.

Net cash provided by investing activities amounted to $2,272,032 for the six months ended January 31, 2019, which primarily included the purchase of property and equipment of $2,266, the purchase of intangible assets of $438,136, against the collection of loans from a third party of $2,712,434.

Financing Activities

There was no cash provided by or used in financing activities for the six months ended January 31, 2020.

Net cash used in financing activities amounted to $31,104 for the six months ended January 31, 2019, which primarily consisted of repayments of loans to related parties.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended January 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging or research and development services with us.

Contractual Obligations

Effective August 1, 2019, we adopted the new lease accounting standard Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) using the optional transition method which allowed us to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities of $1.1 million. as of January 31, 2020, with no impact on accumulated deficit. Financial position for reporting periods beginning on or after August 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

The following is a schedule, by years, of maturities of lease liabilities as of January 31, 2020:

Twelve months ended January 31,	Amount
2021	$630,195
2022	518,989
2023	33,817
Total lease payments	1,183,001
Less: imputed interest	(52,394)
Present value of lease liabilities	$1,130,607

(1)	We lease offices which are classified as operating leases in accordance with ASC Topic 842.
(2)	For the six months ended January 31, 2020 and 2019, we incurred office rental expenses of $341,028 and $282,943, respectively.

Recent Developments

1.	Coronavirus (“COVID-19”) Impact

Our operations have been affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. Our business has been negatively impacted by the COVID-19 coronavirus outbreak to a certain extent.

From late January 2020 to early March 2020, we had to temporarily suspend our business activities due to government restrictions. During the temporary business closure period, our employees had very limited access to our facilities and as a result, we experienced difficulty developing new potential customers for our consulting services on a timely basis. In addition, due to the COVID-19 outbreak, some of our existing customers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

In light of the current circumstances and available information, for the period from February to June 2020, our revenues were approximately 54% lower as compared to the same period of last year, to approximately $0.3 million. To mitigate the impact of COVID-19 pandemic, we have implemented temporary measures and adjustments of work schemes to allow employees to work from home and collaborate remotely. We have taken measures to reduce the impact of the COVID-19 outbreak, including, but not limited to, upgrading our telecommuting system, and monitoring employees’ health on a daily basis and optimizing technology system. We were able to communicate with our customers remotely and entered into four service contracts with a total service fee of $3.8 million during February through June 2020. As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the government. However, there is still significant uncertainty regarding the breadth and duration of business disruptions related to COVID-19, which could continue to impact our potential customers’ perception and confidence to pursue going public under such uncertain environment.

2.	Termination of an intended acquisition of Sino-fortune Securities Limited

On December 20, 2019, we entered into an Agreement for Sale and Purchase in Respect of Shares and Subordinated Loan of Sinofortune Securities Limited (“Sino-fortune”). Sinofortune is licensed by the Securities and Futures Commission of Hong Kong (the “SFC”) to carry on Type 1 (dealing in securities), Type 2 (dealing in futures contracts), and Type 4 (advising on securities) regulated activities under the SFC.

The purpose of this intended acquisition of Sino-fortune was to establish a platform to help the Company’s customers and potential customets to be listed in Hong Kong, or conduct investment or securities trading  through Sino-fortune.   Pursuant to the agreement, we were required to pay total of HK$15.3 million (approximately $1.97 million) to acquire 100% equity interest of Sino-fortune, the acquisition consideration included two components: cash consideration of HK$5.7 million (approximately $0.73 million) and absorb a loan of HK$10 million (approximately $1.24 million) that Sino-fortune borrowed from lender Listco.  In connection with this intended acquisition, we paid an acquisition deposit of HK$1.71 million (approximately $0.22 million) to Sino-fortune and the remaining balance was required to be paid upon closing the transaction. However, this transaction was subject to the review and approval by SFC, and due to the impact of COVID-19, the approval process was delayed, and accordingly, this acquisition had not been consummated as of January 31, 2020.  In June 2020, given the uncertainty of the Hong Kong capital market, we terminated the intended acquisition of Sino-fortune and Sino-fortune refunded the acquisition deposit of HK$1.0 million (approximately $0.13 million) to us after deducting a default penalty of HK$710,000 (approximately $91,603) due to our termination of this intended acquisition.

3.	Acquisition of 51.2% ownership interest in Leaping Group Co., Ltd. (“LGC”)

On April 8, 2020, we signed a Share Exchange Agreement and a Debt Conversion and Share Purchase Agreement with shareholders of Leaping Group Co., Ltd (“LGC”), to acquire 51.2% of the equity interest of LGC.  LGC is primarily engaged in multi-channel advertising, event planning and execution, film and TV program production, and movie theater operations in the PRC. LGC used to be one of our clients that sought to be listed in the United States through an IPO. However, due to long waiting times for Nasdaq approval, LGC withdrew its IPO in early 2020.

On April 22, 2020 (the “Closing Date”), we completed the acquisition of approximately 51.2% of the equity interest of LGC for a total consideration of approximately $20.5 million, including cash consideration of $1.85 million and a share consideration of 9,940,002 shares of our common stock with fair value of approximately $18.68 million based on the closing price of our ordinary shares of $2.12 per share at the Closing Date, as adjusted to reflect a 9% to 12% liquidity discount because of the lock period of six to eighteen months for these shares.

Under the terms of the Debt Conversion SPA, LGC issued 3,934,029 of its ordinary shares to us in exchange for (i) the satisfaction of the outstanding debt owed to us in the amount of US$1,851,000, and (ii) the issuance of 2,800,000 our ordinary shares to LGC. Concurrent with the closing of the Debt Conversion SPA and under the terms of the Share Exchange Agreement, LGC assigned an aggregate of 6,283,001 its ordinary shares to us in exchange for an aggregate of our 7,140,002 ordinary shares.

The transaction was accounted for as a business combination using the purchase method of accounting. The preliminary purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date.

The following table presents the preliminary purchase price allocation to assets acquired and liabilities assumed for LGC as of the acquisition date. The non-controlling interest represents the fair value of the 48.8% equity interest not held by the Company:

As of April 22, 2020
Cash and cash equivalents	$1,060,435
Accounts receivable	8,897,710
Inventories	372,203
Prepayment and other current assets	2,219,950
Property and equipment	2,728,000
Intangible assets (trade name and customer relationship)	7,700,000
Deferred income tax assets	75,822
Taxes payable	(3,255,935)
Other current liabilities	(2,701,495)
Fair value of non-controlling interest	(17,608,048)
Goodwill	21,038,044
Total purchase consideration	$20,526,686

The intangible assets mainly include LGC’s trade name of $1.1 million and customer relationship of $6.6 million, respectively, with definite lives of 9.6 years and 6.2 years. The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP.  Goodwill is not amortized and is not deductible for tax purposes.

The estimated fair value of the non-controlling interest in LGC was determined based on the preliminary purchase price allocation report prepared by an independent third-party appraiser by using discount cash flow model.

The following unaudited pro forma condensed combined balance sheet reflects the unaudited consolidated condensed balance sheet of the Company as of January 31, 2020 with the business combination accounting, assuming the transactions had been consummated as of January 31, 2020.

The following unaudited pro forma condensed combined statement of operations combines the unaudited condensed consolidated statement of operations of the Company for the six months ended January 31, 2020 with the unaudited condensed consolidated statement of operations of LGC for the six months ended December 31, 2019, assuming the transactions had been consummated on August 1, 2019.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the transactions, are factually supportable and are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the transactions.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience.

Unaudited Pro Forma Condensed Combined Balance Sheet

	ATIF As of January 31, 2020	LGC (Acquiree) As of April 22, 2020	Pro Forma Adjustment		Pro Forma combined

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,332,626	$1,060,435	$-		$3,393,061
Accounts receivable, net	1,007,195	8,897,710	(901,592	)(a)	9,003,313
Loan receivable	949,408	-	(949,408	)(a)	-
Acquisition deposit	220,154	-	-		220,154
Inventories	-	372,203	-		372,203
Prepayments	-	747,775	-		747,775
Deferred offering	-	1,341,537	(1,341,537	)(b)	-
Prepaid expenses and other current assets	2,342,556	130,638	-		2,473,194
Total current assets	6,851,939	12,550,298	(3,192,537)		16,209,700

Property and equipment, net	414,828	2,728,000	-		3,142,828
Intangible assets, net	418,533	-	7,700,000	(c)	8,118,533
Goodwill	-	-	21,038,044	(d)	21,038,044
Investment in life insurance contract	1,287,449	-	-		1,287,449
Right-of-use assets, net	1,130,607	-	-		1,130,607
Deferred tax assets	52,864	75,822	-		128,686
TOTAL ASSETS	$10,156,220	$15,354,120	$25,545,507		$51,055,847

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Deferred revenue	$176,930	$-	$-		$176,930
Taxes payable	654,438	3,255,935	-		3,910,373
Accrued expenses and other current liabilities	80,967	1,830,245	(901,592	)(a)	1,009,620
Due to related parties	-	871,250	-		871,250
Lease liabilities, current	589,531	-	-		589,531
Total current liabilities	1,501,866	5,957,430	(901,592)		6,557,704

Lease liabilities, current	541,076	-	-		541,076
			-		-
TOTAL LIABILITIES	2,042,942	5,957,430	(901,592)		7,098,780

Total stockholders’ equity	8,113,278	9,396,690	8,839,051		26,349,019

Noncontrolling interests	-	-	17,608,048	(e)	17,608,048

TOTAL LIABILITIES AND EQUITY	$10,156,220	$15,354,120	$25,545,507		$51,055,847

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENTS

	ATIF For the six months ended January 31, 2020	LGC (Acquiree) For the six months ended December 31, 2019	Pro Forma Adjustment		Pro Forma combined

Revenues	$573,240	$5,867,804	$-		$6,441,044
Cost of revenues	-	(1,967,561)	-		(1,967,561)
Gross profit	573,240	3,900,243	-		4,473,483

Total operating expenses	3,730,391	1,530,300	-		5,260,691

Total other income	58,426	11,567	-		69,993

Income (Loss) before income taxes	(3,098,725)	2,381,510	-		(717,215)

Provision (benefits) for income taxes	(52,107)	547,671	-		495,564

Net income (loss)	$(3,046,618)	$1,833,839	$-		$(1,212,779)

Basic and diluted earnings per share	$(0.08)				$(0.03)

Weighted-average shares	37,074,672		9,940,002	(f)	47,014,674

Pro forma adjustments

(a)	The adjustment reflects the debt conversion of $1,851,000 (including accounts receivable of $901,592 and loan receivable of $949,408) as part of the Transaction.

(b)	The adjustment reflects the elimination of the LGC’s deferred offering cost of $1,341,537.

(c)	The adjustment reflects the recognition of trade name and customer relationship as intangible assets;

(d)	The adjustment reflects the recognition of the preliminary estimated fair value of goodwill associated with the acquisition.

(e)	The adjustment reflects the estimated fair value of the non-controlling interest in LGC.

(f)	Increase in the weighted average shares in connection with the issuance of 9,940,002 common shares as the consideration of the acquisition.

4.	Investment in securities

From June 17 to July 8, 2020, we acquired approximately 6.56% of ownership interest in AeroCentury Corp. (NYSE American: ACY, “AeroCentury”) by purchasing of 101,367 shares of common stock of AeroCentury at an average of $2.804 per share through various open market transactions. We account for our investments in securities as trading securities and subsequently measure the investments at fair value in accordance with ASC 320.

AeroCentury is an independent global aircraft operating lessor and finance company specializing in leasing regional jet and turboprop aircraft and related engines. AeroCentury's aircraft and engines are leased to regional airlines and commercial users worldwide.

5.	Entry into various public listing related consulting service agreements with new customers

From February to June 2020, we successfully entered into four consulting service agreements with customers to provide public listing related consulting services to customers to help them conduct IPO or up-listing in the United States. Such consulting services include but not limit to due diligence, market information collection and analysis, business planning, pre-listing education and tutoring, legal structure re-organization advisory services, shell company identification and recommendation, auditing and legal firms recommendation, investors referral and pre-listing financing coordination as well as follow-up services.

Consulting service agreement with Caiz Optronics Corp. (“Caiz”)

On February 3, 2020, we entered into a $1 million consulting service agreement with Shenzhen Caiz Guangyan Co.,Ltd. (“Caiz”) to act as a business advisor for Caiz to provide various consulting services to Caiz for its initial public offering in the United States. Due to the COVID-19 outbreak and its negative impact, our consulting services to Caiz has been delayed. As of the date of this filing, we only completed the due diligence work for Caiz and charged Caiz $42,000 for such services performed. We estimate to start the market analysis, business planning, legal structure re-organization consulting services for Caiz in the upcoming months.

Consulting service agreement with Shenzhen Agrecoe Biotechnology Co., Ltd. (“Agrecoe”)

On June 3, 2020, we entered into a $1 million consulting service agreement with Shenzhen Agrecoe Biotechnology Co., Ltd. (“Agrecoe”), to act as a business advisor to provide various consulting services to Agrecoe for its initial public offering in the United States. Agrecoe is an emerging growth biotechnology company specializing in the research, development, production and sales of microbial inoculants in the three major fields of agriculture, environmental protection and food. As of the date of this filing, our consulting services to Agrecoe were limited to the due diligence work and preliminary planning.

Consulting service agreement with Yinfu Gold Corporation (OTC: ELRE)

On June 9, 2020, we entered into a $0.8 million consulting service agreement with Yinfu Gold Corporation (“ELRE”), to act as a financial advisor for ELRE, an emerging growth company specializing in new-emerging application industries of Internet Technology, Artificial Intelligence (AI) and the Internet of Things (IOT). The Agreement was signed to help ELRE for its up-listing to Nasdaq or New York Stock Exchange. As of the date of this filing, our consulting services provided to ELRE were limited to due diligence work and preliminary planning.

Consulting service agreement with Heilongjiang WKG Advertising Co., Ltd., (“WKG”)

On June 17, 2020, we entered into a consulting service agreement with WKG Advertising Co., Ltd., (“WKG”)

to act as a business advisor for  WKG, a comprehensive media company for sports event planning, operation and promotion. The Company will act as a business advisor to provide various consulting services to WKG for its initial public offering in the United States. As of the date of this filing, our consulting services provided to WKG were limited to the due diligence work and preliminary planning.

6.	Contingencies

(a)	Pending Arbitration with Huale Group Co., Limited (“Huale”)

On November 4, 2019, the Company received an arbitration notice from Shenzhen Court of International Arbitration (the “Court”), pursuant to which, the Company’s former customer Huale Group Co., Limited (“Huale”) filed the arbitration with the Court against the Company and requested a refund of $300,000 consulting service fee that Huale paid to the Company for public listing related consulting services in 2017.

The Court held the first hearing in November 2019 and the second hearing in June 2020. As of the date of this filing, this pending arbitration has not been resolved.

Pursuant to the consulting service agreement dated on March 2, 2017, Huale engaged with the Company to provide going public consulting services through a reverse merger takeover and agreed to pay total of $1.2 million as the consulting service fee to the Company to complete the reverse merger transaction. As the Phase I consulting service fee, Huale paid $300,000 to the Company for consulting services such as due diligence, business plan, legal structure setup advisory services and shell company identification, which have all been performed by the Company until Haule decided to suspend the goling public plan in August 2017. On August 23, 2017, Huale signed a service cancellation agreement with the Company to suspend its going public plan, pursuant to this cancellation agreement, both parties agreed not to undertake the responsibilities for violation of the original contract, and the $300,000 Phase I consulting service fee already paid to the Company became non-fundable and accepted by Huale.

Based on above fact, the Company will vigorously defend itself and pursue its counterclaim in this proceeding. Management does not expect this arbitration proceeding to have a material adverse effect on the Company’s business, financial condition, or results of operations.

(b)	Pending Legal Proceeding with Boustead Securities, LLC (“Boustead”)

On May 15, 2020, Boustead filed a lawsuit against the Company and LGC for breaching the engagement agreements Boustead had with each the Company and LGC in connection with their respective IPOs in which Boustead was seperately engaged as the exclusive financial advisor to provide financial advisory services to the Company and LGC.

In April 2020, the Company acquired 51.2% equity interest in LGC after LGC terminated its intended IPO. Boustead alleged that the acquisition transaction between the Company and LGC was entered into during the terms of its exclusive agreements, and deprived Boustead of compensation that Boustead would otherwise have been entitled to receive under its exclusive agreements with both the Company and LGC. Therefore, Boustead is attempting to recover from the Company an amount equal to a percentage of the value of the transaction it conducted with LGC.

The Boustead litigation is currently in the pleadings stage. The Company has not yet been served with the complaint and therefore has not yet filed a responsive pleading. The Company’s management believes it is premature to assess and predict the outcome of this pending litigation.

Recently Adopted Accounting Pronouncement

The Company adopted ASU No. 2016-02—Leases (Topic 842) on August 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of right-of-use assets and corresponding lease liabilities of approximately $1.1 million as of January 31, 2020. The standard did not materially impact our consolidated net earnings and had no impact on cash flows.

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF is a company providing consulting services to small and medium-sized enterprises in Asia. The Company’s core businesses include going public consulting services, international consulting services, and financial media services. The Company has advised several enterprises in China to go public in the U.S. At present, the Company has business centers and service centers in Hong Kong and Shenzhen, and a team of experienced consulting professionals. The Company owns www.chinacnnm.com, a news and media website that provides social news and financial information to the Asian region. For more information, please visit https://www.atifchina.com/

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

ATIF HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	January 31,	July 31,
	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,332,626	$6,459,702
Accounts receivable, net	1,007,195	1,472,258
Loan receivable	949,408	-
Acquisition deposit	220,154	-
Prepaid expenses and other current assets	2,342,556	2,655,332
Total current assets	6,851,939	10,587,292

Property and equipment, net	414,828	49,029
Intangible assets, net	418,533	428,759
Investment in life insurance contract	1,287,449	1,277,514
Right-of-use assets, net	1,130,607	-
Deferred tax assets	52,864	-
TOTAL ASSETS	$10,156,220	$12,342,594

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Deferred revenue	$176,930	$415,392
Taxes payable	654,438	669,069
Accrued expenses and other current liabilities	80,967	56,928
Lease liabilities, current	589,531	-
Total current liabilities	1,501,866	1,141,389

Lease liabilities, current	541,076	-

TOTAL LIABILITIES	2,042,942	1,141,389

Commitments

STOCKHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 100,000,000,000 shares authorized, 37,074,672 shares issued and outstanding as of January 31, 2020 and July 31, 2019, respectively	37,075	37,075
Additional paid-in capital	9,492,893	9,492,893
Statutory reserve	355,912	355,912
Retained earnings (accumulated deficit)	(1,655,578)	1,391,040
Accumulated other comprehensive loss	(117,024)	(75,715)
Total stockholders’ equity	8,113,278	11,201,205

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$10,156,220	$12,342,594

ATIF HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended January 31,
	2020	2019
Revenues	$573,240	$2,432,765

Operating expenses:
Selling expenses	2,029,251	385,338
General and administrative expenses	1,701,140	471,186
Total operating expenses	3,730,391	856,524

Income (loss) from operations	(3,157,151)	1,576,241

Other income (expenses):
Interest (expenses) income, net	(1,588)	1,142
Other income, net	60,014	21,300
Total other income	58,426	22,442

Income (loss) before income taxes	(3,098,725)	1,598,683
Income tax (benefits) expenses	(52,107)	419,138
Net income (loss)	(3,046,618)	1,179,545

Other comprehensive income (loss):
Foreign currency translation adjustments	(41,309)	33,350
Comprehensive income (loss)	$(3,087,927)	$1,212,895

Earnings (loss) Per share
Basic and diluted	$(0.08)	$0.03

Weighted Average Shares Outstanding
Basic and diluted	37,074,672	35,000,000

ATIF HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	For the six months ended January 31, 2020
	Ordinary Share		Additional Paid in	Statutory	Retained Earnings (accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	Reserves	deficit)	Loss	Total
Balance at July 31, 2019	37,074,672	$37,075	$9,492,893	$355,912	$1,391,040	$(75,715)	$11,201,205
Net loss	-	-	-	-	(3,046,618)	-	(3,046,618)
Foreign currency translation adjustments	-	-	-	-	-	(41,309)	(41,309)
Balance at January 31, 2020	37,074,672	$37,075	$9,492,893	$355,912	$(1,655,578)	$(117,024)	$8,113,278

	For the six months ended January 31, 2019
	Ordinary Share		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive
	Shares	Amount	Capital	Reserves	Earnings	Loss	Total
Balance at July 31, 2018	35,000,000	$35,000	$720,139	$278,836	$1,038,889	$(58,074)	$2,014,790
Net income	-	-	-	-	1,179,545	-	1,179,545
Appropriation of surplus reserve	-	-	-	132,887	(132,887)	-	-
Foreign currency translation adjustments	-	-	-	-	-	33,350	33,350
Balance at January 31, 2019	35,000,000	$35,000	$720,139	$411,723	$2,085,547	$(24,724)	$3,227,685

ATIF HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended January 31,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$(3,046,618)	$1,179,545
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	40,461	22,847
Amortization of right-of-use assets	203,454	-
Provision of bad debt allowance	238,738	-
Deferred tax benefits	(52,107)	-
Changes in operating assets and liabilities:
Accounts receivable	208,763	(1,277,693)
Deferred IPO cost	-	(466,128)
Prepaid expenses and other current assets	54,519	(676,084)
Deferred revenue	(231,640)	(390,720)
Taxes payable	(9,468)	446,480
Accrued expenses and other liabilities	24,181	10,193
Lease liabilities	(203,454)	-
Net cash used in operating activities	(2,773,171)	(1,151,560)

Cash flows from investing activities:
Purchase of property and equipment	(144,008)	(2,266)
Purchase of intangible assets	-	(438,136)
Loan to a third party	(942,914)	-
Collection of third party loans	-	2,712,434
Acquisition deposit	(218,648)	-
Net cash provided by (used in) investing activities	(1,305,570)	2,272,032

Cash flows from financing activities:
Repayment of related party borrowings	-	(31,104)
Net cash used in financing activities	-	(31,104)

Effect of exchange rate changes on cash	(48,335)	(292,800)

Net increase (decrease)in cash	(4,291,976)	796,568
Cash, beginning of period	6,459,702	72,695
Cash, end of period	$2,332,626	$869,533

Supplemental disclosure of cash flow information:
Cash paid for interest expenses	$-	$-
Cash paid for income tax	$-	$36,707

Non-cash financing activities
Right-of-use assets obtained in exchange for operating lease obligations	$1,337,123	$-